SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_____

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 13, 2003

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on January 13, 2003 as follows:

CLIFFS INCREASES OWNERSHIP OF EMPIRE MINE

Cleveland, OH — January 13, 2003 — Cleveland-Cliffs Inc (NYSE:CLF) today announced that it has entered into an agreement with Ispat Inland Steel Company, a subsidiary of Ispat International N.V. (NYSE:IST), effective December 31, 2002, that restructured the Empire Mine and better positions the mine for the future. Under the agreement, Cliffs' ownership of the Empire Mine has increased to 79 percent.

The Empire Mine, located in Michigan's Upper Peninsula, has been operating under an interim agreement between Cliffs and Ispat Inland since LTV Corporation ceased operations and rejected its 25 percent ownership in Empire early in 2002. At that time, Cliffs owned 35 percent of Empire and Ispat Inland owned 40 percent. Under the agreement effective December 31, 2002, Cliffs has effectively acquired the entire 25 percent interest previously owned by LTV and a 19 percent interest in the mine from Ispat Inland. As a result, the mine is now owned 79 percent by Cliffs and 21 percent by Ispat Inland.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "This is another step forward in Cliffs' strategy to be a major force in stabilizing and consolidating the North American pellet market. With most steel companies interested in exiting their ownership positions, Cliffs has a unique opportunity to take a leadership position in remaking the iron ore business in the United States. This transaction is also another step that could lead to the combination of the Empire and Tilden Mines. The combination, which has been under study for some time, would be expected to create a more efficient, cost competitive mining operation."

Brinzo continued, "Similar to the other transactions we completed in 2002, which increased our ownership at the Tilden and Hibbing mines, this transaction at Empire did not require an upfront cash payment to Ispat Inland, but reflected only the assumption of existing mine liabilities. As previously disclosed, we expect to record a non-cash charge in the fourth quarter principally to recognize the impairment of our pre-existing Empire Mine investment. The amount of the charge is still under review. The write-down of our investment in Empire is required by accounting regulations that provide a strict definition of when an asset is impaired. It does not reflect a lack of commitment to making the mine a viable operation for many years. Recent mine studies indicate that Empire has an economic life of about 10 years; however, this can be extended by reducing costs and potentially combining Empire with Tilden. There are additional iron ore resources at Empire that could become economic with a reduction of mine costs. It is currently expected that Empire will operate at capacity and produce 6.2 million tons in 2003, up from 3.7 million tons in 2002."

Separately, Cliffs has entered into a 12-year sales agreement with Ispat Inland that makes Cliffs the sole supplier of Ispat Inland pellet requirements in excess of the pellets provided from Ispat Inland's remaining interest in Empire and pellets from their wholly-owned Minorca Mine. Sales to Ispat Inland in 2003 are expected to be at least 1.3 million tons.

* * * * *

Cleveland-Cliffs is the largest producer and merchant of iron ore pellets in North America. The Company operates five iron ore mines located in Michigan, Minnesota and Eastern Canada. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors. Risks and uncertainties include: the estimate concerning the potential impairment charge relating to the Empire Mine depends on a determination that impairment has occurred and may differ significantly from the actual impairment charge because of timing, changes in economic conditions, changes in the estimates of mine life, mine closure costs, and other factors; the expectations for pellet production at the Empire Mine and Cliffs' pellet sales to Ispat Inland in 2003 may differ significantly from actual results because of demand for iron ore pellets by Ispat Inland and other customers, and changes in domestic or international economic and political conditions.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2001 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' website. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

Cliffs expects to report fourth quarter and full year results for 2002 on January 29, 2003.

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SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
    Name: C. B. Bezik
    Title: Senior Vice President-Finance

Dated: January 14, 2003

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